Exhibit 99.1

Foresight Announces the Integration of NVIDIA Jetson Orin into its Perception Technologies

Foresight to equip autonomous drones and unmanned aerial vehicles with NVIDIA Jetson Orin platform for enhanced real-time perception, obstacle detection, and energy efficiency across diverse applications

NESS ZIONA, Israel - February 24, 2025 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), a leading innovator in 3D perception systems, announces the integration of NVIDIA Jetson Orin computing platforms into its cutting-edge perception technologies.

The collaboration leverages NVIDIA Jetson Orin Nano and NVIDIA Jetson AGX Orin platforms to enhance the capabilities of Foresight’s 3D perception systems across various industries, with focus on autonomous drone and unmanned aerial vehicles (UAV).

The NVIDIA Jetson Orin platform provides Foresight’s vision systems with state-of-the-art computing power tailored to the unique requirements of autonomous drones and UAVs. The NVIDIA Jetson Orin Nano is optimized for compact, lightweight drones and UAVs, offering robust artificial intelligence (AI) performance and energy efficiency while minimizing weight and size. These platforms reduce power consumption while maintaining high performance, making them ideal for drones in large-scale or remote-area applications. For higher-performance needs, the NVIDIA Jetson AGX Orin delivers up to 275 trillion operations per second (TOPS), enabling real-time data processing, advanced obstacle detection, and precise terrain mapping in complex and dynamic environments.

By leveraging the advanced AI and graphics processing unit (GPU) capabilities of NVIDIA Jetson platforms, Foresight continues to revolutionize the field of autonomous drones and UAVs, delivering 3D perception solutions that set new benchmarks for performance, efficiency, and adaptability.

Foresight’s 3D perception systems, using both visible light and thermal long-wave infrared cameras, enable comprehensive environmental perception across diverse and challenging conditions, including low-light environments, heavy fog, and extreme weather scenarios. The technology offers unparalleled capabilities for applications that demand reliable and precise environmental understanding such as search and rescue missions and agriculture monitoring.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the benefits and advantages of NVIDIA Jetson Orin platforms, the benefits and advantages of Foresight’s products and technology, particularly with the integration of the NVIDIA Jetson Orin platforms and that this collaboration has significant potential for autonomous drone and UAVs. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission (“SEC”) on March 27, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654